November 13, 2009

Jennifer O’Brien
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E., Stop 7010
Washington, D.C. 20549

Re:          GoldSpring, Inc
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed April 15, 2009
Form 10-Q for Fiscal Quarter Ended June 30, 2009
Filed August 14, 2009
File No. 000-32429

Dear Ms. O’Brien:

Pursuant to our telephone conversation, GoldSpring intends to submit its response to the SEC Comment letter dated November 3, 2009 on Monday, December 14, 2009.  Our responses will address, in detail, each of your comments.  In the event we have questions regarding the comments we will contact your office for clarification.

If you have any questions, please contact me at 480-603-5151 or 775-847-5272.

Sincerely,

GOLDSPRING, INC.

By: Robert T. Faber
President

Cc:           Jolie Kahn
Mark Shannon
George Schular

GoldSpring, Inc P.O. Box 1118 ~ Virginia City, NV 89440 ~ T: 775.847.5272 F: 775.847.4762 www.goldspring.us